News Release
TSX:RMX | NYSE AMEX:RBY
October 25, 2011

Rubicon Purchases Pre-existing Royalty Covering ‘Land Claims’
At Its Phoenix Gold Project, Red Lake, Ontario

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) (“Rubicon”) is pleased to announce that, by exercising a right of first refusal, it has acquired, and thereby extinguished, the 3% net smelter returns royalty (“Land Claims Royalty”) payable on the mining properties covering the land portion (“Land Claims”) of Rubicon's Phoenix Gold Project in Red Lake, Ontario (i.e. excluding the mining properties lying beneath the waters of Red Lake, the “Water Claims”).  Accordingly, this acquisition is separate and apart from the acquisition by Franco-Nevada Corporation of the pre-existing royalty on the Water Claims, as announced in Rubicon’s news release of August 31, 2011, and as summarized below.

On closing, Rubicon issued a total of 1,216,071 of its common shares to the seller of the Land Claims Royalty, at a deemed price per share of $3.50, for total consideration of $4,256,248.50.

Given the proximity of the Land Claims to the F2 Gold System and the presence of known mineralization on the Land Claims, by acquiring the Land Claims Royalty, Rubicon realizes the following synergies:

1)
Very little drilling to depth has been carried out on the Land Claims. Specifically, the area south of the current shaft contains an historical mineral resource of 334,000 tons grading 6.9 g/t gold between surface and 122 metres below surface which is open to depth*.  In addition, Rubicon has drilled over 60 shallow diamond drill holes on the Land Claims at the “Island Zone” located approximately 2000 metres north of the existing shaft, where encouraging results warrant follow up.

2)	Future advance royalty payments of $825,000 are now eliminated.

3)
Prior to this acquisition, if a mineral deposit on the Land Claims was put into commercial production, Rubicon would have been required to make a one-time advance royalty payment of $1 million. This requirement is now eliminated.

4)
Also prior to this acquisition, Rubicon had the right to purchase a 0.5% net smelter returns royalty out of the total 3% net smelter returns royalty for a payment of $1 million. This is also now eliminated.

5)	As a result of this acquisition, there is no production royalty or any advance royalty payment due to any third party on the Land Claims.

Accordingly, Rubicon determined the acquisition of the Land Claims Royalty to be clearly justified considering the mineral potential of the Land Claims.

PR11-20    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

As previously announced by news release of August 31, 2011, Franco-Nevada Corporation (“Franco-Nevada”) purchased the pre-existing 2% net smelter returns royalty (“Water Claims Royalty”) applicable to mining properties lying beneath the waters of Red Lake situated within the Project’s boundaries  for total consideration of $23.2 million, by issuing 550,000 common shares of Franco-Nevada to Dominion Goldfields Corporation. Rubicon retains the right to purchase 25% of the Water Claims Royalty (a 0.5% portion of the net smelter returns royalty) for US$675,000, which would thereby reduce the Water Claims Royalty to 1.5% net smelter returns. The Water Claims Royalty covers the currently known extent of the F2 Gold System.

The above transactions have received all required regulatory approvals.

All references to currency are Canadian dollars unless specified otherwise.

About Rubicon Minerals Corporation
Rubicon Minerals Corporation is an exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Gold Project in Red Lake, Ontario.  Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

Forward Looking Statements

This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements in this document include statements which are dependent on or related to the mineral potential of the Land Claims. The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

*Historical Mineral Resource

The reader is cautioned that this news release contains information regarding an historical mineral resource derived from historical resource estimates prepared before the development of NI 43-101 guidelines and, accordingly, such information should not be relied upon. As previously disclosed in Section 6.2 of the Preliminary Economic Assessment Technical Report under NI 43-101, prepared on behalf of the Company by AMC Mining Consultants (Canada) Ltd.(the “authors” or “AMC”) and having an effective date of August 8, 2011 (the "PEA"), the historical estimates were prepared prior to the implementation of NI 43-101. As disclosed in the PEA, a non-compliant NI 43-101 resource estimate was completed by McFinley Red Lake Mines staff in 1986 and was reported and discussed by G.M. Hogg (May, 2002, 2003). Although presented and discussed by the authors in the PEA, neither the Company nor the authors of the PEA have audited these estimates, nor made any attempt to classify them according to NI 43-101 standards or the Canadian Institute of Mining, Metallurgy and Petroleum Standing Committee on Reserve Definitions (CIM Standards). The information regarding the historical mineral resource is contained in this news release and is presented in the PEA because the information and historical resource estimates are considered relevant and of historical significance. The reader should not rely on the information or these historical estimates. A qualified person has not done sufficient work to classify the information or historical estimates as current mineral resources or mineral reserves. Neither the Company nor AMC has treated the historical estimates as current mineral resources or mineral reserves.

PR11-20    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.